

SECUR **05039192** ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

| SEC FILE NUMBER |
| 8- 45163 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04   AND ENDING 12/31/04
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wm Smith Securities, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Lincoln St., Suite 2545

(No. and Street)

| Denver | C O | 80203 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott A. Bennewitz   303.831.9696

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates, LLP

(Name – *if individual, state last, first, middle name*)

| 717 17th Street, Suite 1600 | Denver | CO | 80202-3330 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

RECEIVED
MAR 0 1 2005
WASH, D.C.
179

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __William S. Smith_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Wm Smith Securities, Incorporated_____ , as of __December 31_____ , 20 __04_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



My Commission Expires Dec. 3, 2007



HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

Wm Smith Securities, Incorporated

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2004
and Independent Auditor's Report
on Internal Control

INDEX TO FINANCIAL STATEMENTS



HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Wm Smith Securities, Incorporated
Denver, Colorado

We have audited the accompanying statement of financial condition of Wm Smith Securities, Incorporated as of December 31, 2004, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wm Smith Securities, Incorporated as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
January 24, 2005

717 17th Street, Suite 1600
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Wm SMITH SECURITIES, INCORPORATED

FINANCIAL CONDITION STATEMENT

DECEMBER 31, 2004

ASSETS

ASSETS:

Cash and cash equivalents	$ 1,886,087
Securities owned	446,089
Accounts receivable - trade	345,823
Prepaid expenses	36,711
Deferred cost related to purchased receivables, net of $15,213 for doubtful accounts	90,690
Furniture and fixtures, net of accumulated depreciation of $166,550	57,838

TOTAL ASSETS $ 2,863,238

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable – related party	$ 30,500
Accrued liabilities	176,229
Deferred income taxes	26,547
Accrued income taxes	50,062
Total liabilities	283,338

COMMITMENT AND CONTINGENCIES (Note 4)

STOCKHOLDER'S EQUITY:

Common stock, $.20 par value; 6,000,000 shares authorized, 432,500 shares issued and outstanding	86,500
Receivables from affiliates	(1,589,925)
Retained earnings	4,083,325
Total stockholder's equity	2,579,900

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY $ 2,863,238

Wm SMITH SECURITIES, INCORPORATED

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE:	
Commissions	$ 3,762,063
Investment banking revenue, net	705,274
Unrealized gains on investments, net	162,355
Other income	27,182
	4,656,874
GENERAL AND ADMINISTRATIVE EXPENSES	4,153,156
INCOME FROM OPERATIONS	503,718
INCOME TAX:	
Current	90,536
Deferred	121,547
Total income tax	212,083
NET INCOME	$ 291,635

Wm SMITH SECURITIES, INCORPORATED

STOCKHOLDER'S EQUITY STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2004

	COMMON STOCK		RECEIVABLES FROM	RETAINED	TOTAL STOCKHOLDER'S
	SHARES	AMOUNT	AFFILIATES	EARNINGS	EQUITY
BALANCES, January 1, 2004	432,500	$ 86,500	$ (1,356,434)	$ 3,791,690	$ 2,521,756
Receivables from affiliates	–	–	(233,491)	–	(233,491)
Net income	–	–	–	291,635	291,635
BALANCES, December 31, 2004	432,500	$ 86,500	$ (1,589,925)	$ 4,083,325	$ 2,579,900

Wm SMITH SECURITIES, INCORPORATED

CASH FLOW STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	291,635
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		29,144
Allowance for doubtful accounts		(424,144)
Unrealized gain on investments		(162,355)
Deferred income taxes		121,547
Changes in operating assets and liabilities:		
Accounts receivable – trade		(95,677)
Prepaid expenses		15,337
Deferred costs related to purchased receivables		399,320
Payable to affiliate for purchased receivables		35,577
Accrued and other liabilities		(61,049)
Accrued income taxes		(201,938)
Net cash used in operating activities		(52,603)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of securities		(41,579)
Purchases of furniture and fixtures		(40,954)
Net cash used in investing activities		(82,533)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on receivable from affiliate		(2,118,180)
Advances on notes receivable to affiliate		1,884,689
Net cash used in financing activities		(233,491)
DECREASE IN CASH AND CASH EQUIVALENTS		(368,627)
CASH AND CASH EQUIVALENTS, beginning of year		2,254,714
CASH AND CASH EQUIVALENTS, end of year	$	1,886,087
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for income taxes	$	39,000

See accompanying notes to these financial statements.

1. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:</u>

<u>*Organization and Nature of Operations*</u> – Wm Smith Securities, Incorporated (the "Company") is a broker registered with the Securities and Exchange Commission (SEC) and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in 1992 and, became licensed as a broker/dealer and commenced operations in 1993. As a member of the National Association of Securities Dealers, Inc., the Company provides brokerage services to customers throughout the United States, and acts as an investment banker, both on a participating and primary basis, on securities public offerings and private placements.

<u>*Cash Equivalents*</u> – The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

<u>*Securities Owned*</u> – Securities owned are recorded at estimated fair value. The difference between cost and estimated fair value is recognized in income as an unrealized gain (loss) on investments. Securities owned consist of equity securities of publicly traded companies.

<u>*Furniture and Equipment*</u> – Depreciation is recognized on the straight-line method over the estimated useful lives of the assets of approximately 5 years. When assets are retired or otherwise disposed of, the property accounts are relieved of cost and accumulated depreciation and any resulting gain or loss is credited or charged to operations.

<u>*Deferred Cost Related to Purchased Receivables*</u> – The Company purchases receivables from two companies (WSSOR and WSC) owned by the president and sole stockholder of the Company. Research is provided to certain of the Company's customers who have agreed to place specified levels of trades with the Company. The receivable purchased from WSSOR and WSC is generally recorded as a deferred cost, and expensed as the commission income is realized on trades placed by the Company's customers.

The carrying value of purchased receivable represents the aggregate amounts due from customers which management expects to collect. Management reviews the allowance for doubtful accounts at the end of each reporting period and charges bad debt expense amounts necessary to reduce the carrying value of deferred costs related to purchased receivables to the amount expected to be collected. Purchased receivables determined by management to be uncollectible are written off in the period such determination is made. Subsequent collections of amounts written off are recorded as a reduction in bad debt expense in the period collected.

<u>*Income Tax*</u> – The Company accounts for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates and laws enacted as of the statement of financial condition date. Deferred tax expense represents the change in the deferred tax asset/liability balance.

Commission and Investment Banking Revenue – All trades clear through an independent clearing broker. As such, the Company does not receive or deliver securities or funds for any of its customers. Security transactions and the related commission revenue and expense are recorded on the trade date. Investment banking revenue is earned when the related offering is completed, net of related expense. Investment banking revenue includes sales concessions, which are recorded on the settlement date.

Comprehensive Income – Statement of Financial Accounting Standards (SFAS) No. 130, *Reporting Comprehensive Income* defines comprehensive income as all changes in stockholders' equity exclusive of transactions with owners, such as capital investments. There are no differences between the Company's comprehensive income and its net income.

Use of Estimates – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

2. **RELATED PARTY TRANSACTIONS**:

Under an arrangement between the Company, WSC and WSSOR, and certain customers, WSC and WSSOR sell research products to these customers who agree to place a specified level of security trades with the Company. WSC purchases the research from third parties and WSSOR has its own research department. The Company purchases certain WSC and WSSOR receivables at a 30% discount. The Company has an agreement with WSC and WSSOR establishing a payment schedule and committing the Company to pay for these receivables. As a result, the Company records a payable to WSC and WSSOR, and an asset (deferred cost related to purchased receivables). The asset is expensed as research cost as the Company recognizes commission revenue from the customer. During the year ended December 31, 2004, the Company paid WSC and WSSOR $344,401 and $360,000, respectively, for research provided to these customers. Additionally, the Company received $342,801 in commission revenue from trades placed by customers of WSC and WSSOR. Deferred costs totaling $105,903 (net of $15,213 for doubtful accounts) related to purchased research will be expensed as the Company receives commission income from these customers.

As of December 31, 2004, receivables from affiliates totaled $1,589,925 and is classified as a reduction of stockholder's equity.

The Company shares all of its employees with WSC, and rents office space on a month-to-month basis from WSC. Direct and shared expenses paid by WSC on behalf of the Company are billed back to the Company. Shared expenses between WSC and the Company are allocated to the Company based on management's best estimate of the proportionate benefit to WSC and the Company. The Company's allocation of shared expenses totaled $982,210 for the year.

3.   **INCOME TAXES**:

The Company follows Statement of Financial Accounting Standards No. 109 (SFAS No. 109) in reporting deferred income taxes.

Deferred income taxes are comprised of the following as of December 31, 2004:

Allowance for bad debts	$ 168,884
Unrealized gains on investments	(82,628)
Accrual to cash method for tax purposes	(91,998)
Property and equipment	(20,805)
Net deferred income taxes	$ (26,547)

Using an expected Federal statutory tax rate of 32.1% and an expected state statutory tax rate of 4.6%, the primary items that reconcile the Company's effective tax rate of 42.1% to the aggregate expected statutory tax rate of 36.7% are non-deductible expenses.

4.   **COMMITMENT AND CONTINGENCIES**:

Investment Banking Commitments – In the normal course of business, the Company enters into investment banking commitments. The Company had no investment banking commitments open at December 31, 2004.

Customer Litigation – The Company is a co-defendant in a purported class action lawsuit in which the class representatives seek rescission for the purchase of securities from the Company in connection with a public offering underwriting syndicate. The Courts have not certified the classes. The Company is unable to estimate the magnitude of its exposure at this time. Additionally, management believes that the Company would be indemnified by the lead underwriters for any future adverse judgments or settlements.

NASD Routine Examination – The Company underwent a routine NASD examination in November of 2003. The NASD has notified the Company of two issues raised during the examination that are currently under further review. At this time, the outcome of this examination is pending and the company is unable to estimate any possible actions to be taken by the NASD.

5.   **MINIMUM NET CAPITAL REQUIREMENT**:

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital balance of 6 2/3 % of aggregate indebtedness, as defined, or $100,000. At December 31, 2004, the Company had a net capital of $2,201,298, which was $2,101,298 in excess of its required net capital of $100,000. The Company's aggregate indebtedness was 12% of net capital at December 31, 2004.

6. <u>CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK</u>:

Credit risk represents the accounting loss that would be recognized at the reporting date if other parties failed to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or other parties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly effected by changes in economic or other conditions described below. In accordance with SFAS No. 105, *Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk*, the credit risk amounts shown do not take into account the value of any collateral or security.

A geographic concentration exists because the Company's customers are generally located in Massachusetts, New York, and California. Financial instruments that subject the Company to credit risk are principally purchased receivables and accounts receivable which consist primarily of commissions receivable on trades, amounts due within 90 days from closing on investment banking, and note receivables due from WSC.

SCHEDULE I
Wm SMITH SECURITIES, INCORPORATED

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL:

Total stockholder's equity (from financial condition statement)	$	2,579,900
Total stockholder's equity qualified for net capital	$	2,579,900
Deductions:		
Non-allowable assets:		
Non-allowable receivable		122,500
Deferred income taxes		(26,547)
Deferred costs related to purchased receivables		90,690
Furniture and fixtures		57,838
Haircuts on securities		97,410
Prepaid expenses		36,711
		378,602
Net capital	$	2,201,298

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Accounts payable – related party and accrued liabilities	$	206,729
Accrued income taxes		50,062
Total aggregate indebtedness	$	256,791
Percentage of aggregate indebtedness to net capital		12%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	17,119
Minimum dollar net capital requirement	$	100,000
Net capital requirement (greater of above amounts)	$	100,000
Excess net capital	$	2,101,298

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of December 31, 2004, does not differ materially from the above presentation.

SCHEDULE II

Wm SMITH SECURITIES, INCORPORATED

**EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2004**

Exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(2)(ii), since, as an introducing broker and dealer, the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.



HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

Board of Directors
Wm Smith Securities, Incorporated
Denver, Colorado

Dear Sirs:

In planning and performing our audit of the financial statements and supplemental schedules of Wm Smith Securities, Incorporated (the "Company") for the year ended December 31, 2004, on which we have issued our report dated January 24, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

717 17th Street, Suite 1600
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Yours truly,

Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
January 24, 2005